May 13, 2005

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Karen J. Garnett, Esq.

Re:	NNN 2002 Value Fund, LLC Amendment No. 2 to Registration Statement on Form 10 (Registration Statement No. 000-51098)

Ladies and Gentlemen:

     This letter is submitted on behalf of NNN 2002 Value Fund, LLC, a Virginia limited liability company (the “Company”), together with Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form 10 (the “Form 10 Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2004.

     Courtesy copies of Amendment No. 2 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies that compare Amendment No. 2 to Amendment No. 1 (“Amendment No. 1”) to the Form 10 Registration Statement. Unless set forth otherwise, page numbers in the Company’s responses refer to pages in Amendment No. 2 and capitalized words used in this letter without definition are used as defined in Amendment No. 2.

     On behalf of the Company, the remainder of this letter responds to the comments provided by the Staff in its letter to the Company dated March 24, 2005 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response by the Company.

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 – Page 2

Registration Statement on Form 10

General

1.	Please note your Form 10 is now effective by lapse of time 60 days after the date you initially filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. You are now subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.

2.	We note your response to prior comment 3 stating that you intend to prepare and distribute an annual report for the year ended December 31, 2004 within the timeframe specified in the operating agreement. Since the deadline of March 16, 2005 has now lapsed, please provide us with a copy of your 2004 annual report.

In response to the Staff’s request, the Company provided the Staff copies of its 2004 annual report, which was distributed to the Company’s unit holders on March 15, 2005.

3.	We note your responses to prior comments 5 and 6 state that you erroneously included 100% of revenues from the Congress Center rather than 12.3% of revenues which represents your ownership interest. We further note your disclosure in response to prior comment 16 stating that PriceWaterhouseCoopers LLP assisted you in determining the allocation of the purchase price for the Congress Center. Supplementally, please describe the nature of this allocation error for the misallocation and whether your independent third party consultant reviewed this allocation of revenues at the time of purchase as part of its allocation of purchase price.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the gross revenues erroneously stated in the unaudited prior performance tables in the A REIT Form S-11 were the result of errors in the presentation of gross revenues in the disclosures, and that the revenues from the Congress Center property during the period of the Company’s ownership thereof were allocated correctly. In addition, the Company has asked us to advise the Staff that the Company determined the allocation of revenues for Congress Center following its purchase, and that PricewaterhouseCoopers LLP assisted the Company only in allocating the purchase price for each of Congress Center, Netpark and Bank of America Plaza West to tangible and identified intangible assets based on their respective fair values pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations.

General, page 2

4.	Rather than include cross-reference within your summary section, please briefly highlight the material differences among the three classes (A, B and C) you intend to register on this Form 10. Further, revise to disclose how your distributions have been unable to reach the priority return levels specified in your operating agreement and how you will be unable to continue to distribute the minimum 8% threshold amount without the sale of one of your three properties or additional borrowings.

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 – Page 3

In response to the Staff’s request, the Company revised the disclosure within the “Summary” section on page 2 to highlight the material differences among the three classes (A, B and C) to be registered on the Form 10 Registration Statement. Additionally, the Company has asked us to advise the Staff supplementally that the specified target return to investors in the Company of 8% per annum is not a minimum distribution requirement, but rather is a threshold level after which returns of varying priority are to be provided to the holders of the Class A, Class B and Class C Units. Furthermore, the Company has revised the disclosure to reflect that it has not achieved the priority return levels specified in the Operating Agreement and that following the payment of the April 2005 distribution, the Company will no longer make regular monthly distributions at a fixed rate. In addition, the Company has revised the disclosure to indicate that to the extent prior distributions have not conformed to the distribution priorities, the Company intends to adjust future distributions in order to provide overall net distributions consistent with the priority provisions of the Operating Agreement and that such distributions may be distributions from capital transactions and may be completed in connection with a plan of liquidation in the event the members approve such a plan.

5.	We reissue prior comment 14, in part, requesting you tell us your basis for your 8% projection. Please provide greater detail as to what you mean by your assumption of “applicable market conditions.” Further, tell us whether you owned or identified all three properties prior to offering these Units for sale.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the Company’s 8% per annum target return was based on the Manager’s assessment of applicable market conditions, including, without limitation, the current market rental rates for office properties, the expected size of the Company’s portfolio, current occupancy rates of office properties, and the average costs associated with maintaining office properties. Such costs include, without limitation, the costs of leasing commissions, tenant inducements, tenant improvement allowances, and expected capital improvements.

The Company has also asked us to advise the Staff supplementally that it did not own and had not identified any of the three properties (Netpark, Congress Center or Bank of America Plaza West) prior to its initial offering of the Units to be registered on the Form 10 Registration Statement.

6.	We note your statement that you made monthly distributions to all Unit holders of approximately 8% annual return. Please tell us why you have included an approximation. Have you distributed less than 8% to your Unit holders?

In response to the Staff’s request, the Company revised the disclosure on pages 2 and 8 to delete the use of the word “approximately” in connection with the disclosures regarding the Company’s principal objectives. Additionally, the Company revised the disclosure on pages 2, 23 and 44 to disclose that distributions were made to its Unit holders for October 2002 through July 2004 at an 8% per annum return to its Unit holders, and for August 2004 through April 2005 at an 8.51% per annum return to its

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 – Page 4

Unit holders. The Company also revised the disclosure on pages 2, 18, 23 and 44 to describe that following the April 2005 distribution, the Company will no longer make regular monthly distributions at a fixed rate.

7.	Supplementally, please provide us with a detailed analysis regarding your compliance with the Investment Company Act of 1940. In your analysis, please describe your tenant in common interests and whether these interests would be deemed securities for purposes of the Investment Company Act. Please refer to Triple Net Leasing, LLC (August 23, 2000) and Sections 3(a)(1)(C) and 3(c)(5)(C) of the Investment Company Act. To the extent you may acquire additional TIC interests with the proceeds from your sale of the Bank of America Plaza West property, please discuss what monitoring procedures you may undertake to assure compliance with the Investment Company Act.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that it is not an “investment company” within Section 3 of the Investment Company Act of 1940, as amended, because it has complied with the exemption therefrom provided in Section 3(c)(5)(C) of the Investment Company Act. In particular, the Company is not in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and is “primarily engaged in ... purchasing or otherwise acquiring ... interests in real estate.” In Triple Net Leasing, LLC (August 23, 2000) the Commission disagreed with requesting counsel’s view that tenant-in-common interests in commercial property were not securities when the purchasers of the property were required to master lease the property to the seller on a triple-net basis for a fixed rent for a term of ten to fifteen years, with optional renewal periods. In the subject case, the Company has asked us to advise the Staff that none of the tenant-in-common interests acquired by the Company contain such a lease-back provision. Furthermore, contrary to the facts in Triple Net Leasing, LLC the Company: (i) participates in the general management of the underlying properties, including, without limitation, the leasing of the properties through its agents, the Manager and Realty; (ii) may terminate its relationship with the Manager for cause and may terminate its relationship with Realty without cause; and (iii) enjoys the benefits and bears the risks of any increases or decreases in the values and rental incomes of the underlying properties, respectively.

The Company has also asked us to advise the Staff supplementally that it does not intend to acquire any additional tenant-in-common interests with the net proceeds from the sale of the Bank of America Plaza West property, and, therefore, no monitoring procedures to assure compliance with the Investment Company Act will be necessary.

Netpark Ownership, page 6

8.	We note your response to prior comment 17 lists 25 private tenant in common programs named NNN Netpark, LLC 1-24 owning the remaining 50% of Netpark Tampa. Please revise the chart to clearly indicate which TIC investors are affiliated, which are under common control of the manager and whether there are any other material relationships between the registrant, the manager and the property. In

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 – Page 5

addition, your disclosure on page 12 initially states that 21 unaffiliated parties own 49.375% of Netpark and later states that some of the tenants in common are affiliates of the company. Please revise to address this apparent inconsistency or advise.

In response to the Staff’s request, the Company revised the disclosures on pages 6, 12, 34, F-15 and F-19 to properly reflect which tenant-in-common investors are affiliates of the Company. Additionally, the Company has asked us to supplementally provide the Staff with the following revised list of the private tenant-in-common programs that own the remaining 50% tenant-in-common interest in Netpark, the proportionate interest held by each party and which parties are affiliated.

Name of Investor	Proportionate Interest Held by Investor	Affiliate Status
NNN Netpark, LLC	4.750%	Unaffiliated
NNN Netpark 1, LLC	2.000%	Unaffiliated
NNN Netpark 2, LLC	2.000%	Unaffiliated
NNN Netpark 3, LLC	1.875%	Unaffiliated
NNN Netpark 4, LLC	1.500%	Unaffiliated
NNN Netpark 5, LLC	2.500%	Unaffiliated
NNN Netpark 6, LLC	3.125%	Unaffiliated
NNN Netpark 7, LLC	3.375%	Unaffiliated
NNN Netpark 8, LLC	1.375%	Unaffiliated
NNN Netpark 9, LLC	2.000%	Unaffiliated
NNN Netpark 10, LLC	3.500%	Unaffiliated
NNN Netpark 12, LLC	1.750%	Unaffiliated
NNN Netpark 13, LLC	4.000%	Unaffiliated
NNN Netpark 14, LLC	0.625%	Affiliated
NNN Netpark 15, LLC	1.125%	Unaffiliated
NNN Netpark 16, LLC	1.125%	Unaffiliated
NNN Netpark 17, LLC	1.250%	Unaffiliated
NNN Netpark 18, LLC	1.625%	Unaffiliated
NNN Netpark 19, LLC	1.125%	Unaffiliated
NNN Netpark 20, LLC	1.250%	Unaffiliated
NNN Netpark 21, LLC	2.125%	Unaffiliated
NNN Netpark 22, LLC	2.875%	Unaffiliated
NNN Netpark 23, LLC	1.250%	Unaffiliated
NNN Netpark 24, LLC	1.875%	Unaffiliated
Total	50.000%

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 6

The Company has also asked us to advise the Staff supplementally that NNN Netpark 14, LLC is wholly owned by AWT Family LP, a limited partnership that is wholly owned by Anthony W. Thompson, Chief Executive Officer and Chairman of the Manager’s Board of Managers. Furthermore, the Company has asked us to advise the Staff supplementally that, with the exception of NNN Netpark, LLC, the unaffiliated tenants in common listed above are single-member limited liability companies that are not under common control of the Manager but are parties to a tenant-in-common agreement with the other tenant-in-common owners of Netpark. The Company has also asked us to advise the Staff that Triple Net Properties, LLC is the non-member manager of NNN Netpark, LLC, which is a TIC investor with a number of unaffiliated members. There are no other material relationships between these unaffiliated tenants in common and the Company or the Manager other than those disclosed in the Form 10 Registration Statement.

Netpark Tampa, Florida, page 12

9.	We note your response to prior comment 18 from our last letter. Please revise to describe that your 50% interest is a tenant in common interest. Further, describe what limitations exist on a TIC interest regarding a potential lack of unilateral foreclosure, capital improvement and liquidation rights.

In response to the Staff’s request, the Company revised the disclosure on pages 34 and F-15 to describe the nature of the Company’s interest in Netpark as a tenant-in-common. Additionally, the Company revised the disclosure on page 30 to further describe the limitations generally applicable due to the Company’s co-ownership of the property.

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003, pages 23-13

10.	We note your revised disclosure pursuant to our request in prior comment 19. You state that interest expense increased by a total of 15.4%. You also state that 233.3% of the increase was due to an acquisition with an offset of 52.3%. Please tell us how these causes sum up to a change in excess of 100% of your increase in interest expense.

The Company has asked us to advise the Staff that it has updated its disclosure to provide financial information for the year ended December 31, 2004 and has provided the reasons for the increase in interest expense during that period as compared to the same period for 2003.

Liquidity and Capital Resources

Other Liquidity Needs, page 15

11.	Please revise to discuss why the portion of distributions representing a return of capital went from 0% in 2002 to 92.3% in 2003. Disclose whether this is a trend you expect to continue.

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 7

In response to the Staff’s request, the Company revised the disclosure on pages 18-19 to describe the factors causing the increase in distributions representing a return of capital from 0% in 2002 to 92.3% in 2003 and the decrease from 92.3% in 2003 to 70.0% in 2004, and to set forth the Company’s expectation that distributions representing a return of capital will likely continue for so long as the Company continues to have depreciation and amortization deductions which exceed the ordinary income from the Company’s portfolio of properties.

12.	In connection with your response to prior comment 20 from our last letter, please revise your disclosure to further describe how you will adjust and fund future distributions in order to provide net distributions consistent with the minimum priorities specified in the Operating Agreement.

In response to the Staff’s request, the Company has revised the disclosure on pages 2, 18, 23 and 44 to explain that the Company will adjust future distributions, including in connection with the sale of properties, to provide overall net distributions to all Unit holders that are consistent with the priority provisions of the Operating Agreement. Furthermore, the Company has asked us to advise the Staff supplementally that the specified target return to investors in the Company of 8% per annum is not a minimum distribution requirement, but rather is a threshold level after which returns of varying priority are provided to the holders of Class A, Class B and Class C Units.

13.	We note your response to prior comment 22 stating that you expect an operating cash flow deficit in subsequent periods. Please revise your disclosure to explain management’s view as to why you will experience these cash flow deficits should you continue to declare distributions to your Unit holders.

In response to the Staff’s request, the Company has revised the disclosure on pages 2, 18, 23 and 44 to disclose that following the April 2005 distribution, it will no longer make regular monthly distributions at a fixed rate. As such, the Company has deleted the disclosure explaining the reason why it expects to experience cash flow deficits if it continues to declare distributions to its Unit holders at the current levels.

Capital Resources

General, page 16

14.	We note your new disclosure in response to prior comment 24 refers to a requirement of $2.6 million to fund distributions to Unit holders and up to an additional $4.6 million to fund tenant and/or capital improvements. Since you own interests in three properties and have entered into an agreement to sell your only wholly-owned property, Bank of America Plaza West, please provide greater detail as to where you anticipate allocating this additional $4.6 million in capital improvements.

In response to the Staff’s request, the Company has revised the disclosure on page 18 to clarify that the anticipated allocation of the $4.6 million in capital improvements is for the Netpark property.

     Controls, page 20

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 8

15.	Noting you have no employees of your own, please describe how you will allocate adequate resources to implement the remedial measures you describe in response to our prior comment 27, especially those measures in the development stage. Supplementally, name the “third party” listed in the fifth bullet point on page 12 of your response letter preparing your purchase accounting allocations.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the Manager has undertaken to supervise and participate in the implementation of the remedial measures described in our initial response to the Staff’s prior comment 27. Additionally, the Company has asked us to advise the Staff supplementally that PricewaterhouseCoopers LLP is the third party that prepared the referenced purchase accounting allocations for the Company.

16.	We have considered your response to our prior comment 27. In the next amendment, revise your disclosure to include a more detailed discussion of the steps and “other work” performed by management to ensure that the financial statements included with the registration statement were free of material misstatement.

In response to the Staff’s request, the Company revised the disclosure on pages 24-25 to include a more detailed discussion of the steps and “other work” performed by the Company to ensure that the financial statements included with the Form 10 Registration Statement were free of material misstatement.

17.	Revise your disclosure to provide a more detailed discussion of any material changes that have been made to internal control in order to correct the material weaknesses.

In response to the Staff’s request, the Company revised the disclosure on page 24-25 to provide a more detailed discussion of any material changes that have been made to its internal control procedures.

Risk Factors, page 21

Distributions by the Company may include a return of capital, page 22

18.	Based on your disclosure on page 15, please revise to indicate you have returned capital to investors and quantify the extent of this return.

In response to the Staff’s request, the Company revised the disclosure on pages 18-19 and 27 to indicate that it has returned capital to the Unit holders and to quantify the extent of the return.

Item 5, Managers and Executive Officers, page 29

19.	We note your response to prior comment 31 states you believe our request that you disclose the names of the principal executive and financial officers to be inapplicable. We further note Mr. Anthony W. Thompson signed this registration statement as your CEO. Supplementally, please tell us who, as disclosed on page 21, “concluded that the Company’s disclosure controls and procedures need to be strengthened and are not sufficiently effective,” and on behalf of the manager, “believes that there are no

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 9

material inaccuracies or omissions of material fact in the Company’s financial statements filed in connection with this registration statement.” If the entire Board of Managers voted on these conclusions, please tell us.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the Form 10 Registration Statement was signed for the Company by the Manager, and that Mr. Anthony W. Thompson signed the Form 10 Registration Statement as the chief executive officer of the Manager and not as the chief executive officer of the Company. Additionally, the Company has asked us to advise the Staff supplementally that the Manager’s Board of Managers, acting as the Company’s audit committee, and the Manager’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures need to be strengthened and are not sufficiently effective. Moreover, the Company has asked us to advise the Staff supplementally that the Manager’s Board of Managers, acting as the Company’s audit committee, and the Manager’s principal executive officer and principal financial officer believe that there are no material inaccuracies or omissions of material fact in the Company’s financial statements filed in connection with the Form 10 Registration Statement.

Item 7, Certain Relationships and Related Transactions

The Operating Agreement, page 32

20.	In connection with your response to prior comment 37, please tell us supplementally the total dollar amount of organization costs and marketing expenses that were not reimbursable and whether the company or the Manager paid these remaining costs and expenses.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that there were no other organization and marketing costs that were paid by or reimbursable to the Manager other than those disclosed in the table on page 40.

21.	Regarding your footnote (6) disclosure on page 33, please tell us whether the manager will receive fees or distributions as proposed from the sale of the Bank of America Plaza West property.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the Company has revised its disclosure on pages 23, 24, F-24 and F-27 to provide that it paid a commission to Triple Net Realty, Inc. in connection with the sale of the Bank of America Plaza West property in the amount of $780,000, or 3.25% of the sale price, of which 75% was passed through to the Manager pursuant to the Realty-Triple Net Agreement, whereby Realty passes a certain percentage of its fees received to the Manager.

Item 11, Description of Registrant’s Securities to be Registered

General, page 36

22.	We note your response to prior comment 45 from our last letter. Supplementally, please tell us whether a license was required to operate and lease space to tenants for

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 10

the Congress Center and whether these transactions were material to your operations and net income.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that the Company has qualified to transact business in Illinois as of March 1, 2005. Additionally, the Company has asked us to advise the Staff supplementally that its property manager and leasing agent, Realty, had a license to operate and lease space to tenants for the Congress Center property on the Company’s and the other owners’ behalf during the period of ownership. Furthermore, the Company has asked us to advise the Staff supplementally that the leasing and operation of the Congress Center property was, and continues to be, material to the Company’s operations and net income.

Item 15, Financial Statements and Exhibits

23.	Update your financial statements pursuant to 3-12 of Regulation S-X.

In response to the Staff’s request, the Company has revised its financial statements pursuant to Section 3-12 of Regulation S-X.

10, Commitments and Contingencies

24.	We have reviewed your response to our prior comment 61. In a supplemental response explain to us how you consider the guidance of paragraph 30 of SFAS 144 when determining whether the Bank of America Plaza West should be classified as held for sale at period end.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that Paragraph 30 of SFAS 144 provides that a long-lived asset should be classified as held for sale in the period in which all of the following criteria are met:

•	management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);

•	the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;

•	the sale of the asset (disposal group) is probable,[18] and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by Paragraph 31 of SFAS 144;

[18]The term probable is used consistent with the meaning associated with

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 11

it in Paragraph 3(a) of FASB Statement No. 5, Accounting for Contingencies, and refers to a future sale that is “likely to occur.”

•	the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In order to have an asset classified as held for sale, all of the criteria of Paragraph 30 must be met. Due to the fact that the letter of intent, dated November 24, 2004, for the sale of Bank of America Plaza West property was unsolicited and, therefore, the property was not actively marketed, pursuant to the requirements of Paragraph 30(c) of SFAS 144, an active program to locate a buyer of the asset was not initiated during the financial reporting period presented. If the criteria of Paragraph 30 of SFAS 144 are met after the balance sheet date, but before the financial statements were issued, pursuant to Paragraph 33 of SFAS 144, a long-lived asset shall continue to be classified as held and used when the financial statements were issued. Thus the Company concluded that the Bank of America Plaza West properly should be classified as held for sale at December 31, 2004 and not classified as held for sale at September 30, 2004.

* * *

Securities and Exchange Commission, Division of Corporation Finance, May 13, 2005 — Page 12

     The Company would appreciate your earliest consideration of Amendment No. 2 and this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 984-8833.

      Thank you.

Very truly yours
/s/ Peter T. Healy
Peter T. Healy, Esq.
of O’Melveny & Myers LLP

cc: Andrea R. Biller, Esq.
     (Triple Net Properties, LLC)